UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 4, 2019

We hereby inform as a Relevant Information Communication that the General Shareholders Meeting of Graña y Montero S.A.A. (the "Company"), convened by the Board of Directors on May 7, 2019, has today approved the following agenda items:

1. Simple Corporate Reorganization and delegation of powers on the Board of Directors:

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The simple corporate reorganization of Graña y Montero S.A.A. was approved under the terms and conditions indicated in the Project communicated as Relevant Information Communication dated May 9, 2019, subject to the suspensive condition that all governmental approvals necessary for its effective execution are achieved; and, to delegate to the Board of Directors the approval of each and every one of the acts, contracts and/or any document necessary to accomplish the execution of the aforementioned simple corporate reorganization.

2. Endorsement of the appointment of Director of the Company:

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The endorsement of the appointment of Mr. Christian Laub Benavides, identified with ID N° 10274712 as Director of Graña y Montero S.A.A. was approved, for the rest of the period of this Board of Directors.

3. Board of Directors compensation:

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It was approved to pay to each Director of Graña y Montero S.A.A., for the entire fiscal year 2019, the amount of US$ 4,000.00 for the attendance at each Board Meeting and US$ 2,000.00 for the attendance at each Board Committee Meeting, stating that no supplementary compensation will be paid in any case.

4. Delegation of powers for the formalization of agenda items:

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It was approved the granting of powers of representation to Luis Díaz Olivero, Mónica Miloslavich Hart and Daniel Urbina Pérez, so that any two of them, jointly, may sign, on behalf of Graña y Montero S.A.A., all the public and private documents required for the formalization and registration of the resolutions adopted at the General Shareholders Meeting.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: June 4, 2019